July 12, 2013

Via Edgar Filing

Reid Hooper, Esq.

Attorney-Adviser

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

Re:	xG Technology, Inc.
Amendment No. 5 to Registration Statement on Form S-1
Filed July 8, 2013
File No. 333-187094

Dear Mr. Hooper:

We hereby submit the responses of xG Technology, Inc. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) contained in your letter, dated July 11, 2013, to Rick Mooers, the Chairman of the Company, in regard to the above-referenced Amendment No. 5 to Registration Statement on Form S-1 filed on July 8, 2013 (the “Fifth Amendment”), which amended the Company’s Registration Statement on Form S-1 filed on March 7, 2013 (the “Original Form S-1” and, as amended by Amendment No. 1 on Form S-1 filed on April 3, 2013, Amendment No. 2 on Form S-1 filed on May 22, 2013, Amendment No. 3 on Form S-1 filed on June 14, 2013, Amendment No. 4 on Form S-1 filed on June 19, 2013 and the Fifth Amendment, the “Amended S-1”).

For convenience of reference, each Staff comment contained in your letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company.  References herein to page numbers are to the page numbers in Amendment No. 6 to the Original Form S-1 filed with the Securities and Exchange Commission (the “Commission”) on July 12, 2013 (the “Sixth Amendment”).  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company.  Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Amended S-1, as further amended by the Sixth Amendment.

General

1.	We note you revised the terms of the offering to include both common stock and warrants, with each share of common stock being sold together with a warrant to purchase 0.5 of a share of common stock. Because the common stock and warrants must be purchased together, they are being offered as units. The units must be registered. This is true even though the underlying common stock and warrants immediately trade separately. Revise the fee table and prospectus cover page to identify the units as securities in the offering. The pricing table should reflect the common stock and warrants priced as one security with a footnote indicating the assigned values to each of the securities.

Company Response: We have revised the disclosure in the Sixth Amendment to clarify that the shares of common stock and warrants being sold in this offering are being sold separately and not sold together as a unit.

Exhibit 5.1

2.	Please file an updated legality opinion which addresses the legality of the common stock, warrants and units. Refer to Section II.B.1.h of Staff Legal Bulletin No. 19 (October 14, 2011). The pricing table should reflect the common stock and warrants priced as one security.

Company Response: Per our response to Comment #1, as we will not be selling units in the offering, we have not revised our pricing table and our counsel will not need to update its legality opinion.

The Company acknowledges that:

▪	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

▪	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

▪	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact David E. Danovitch, Esq. of Robinson Brog Leinwand Greene Genovese & Gluck P.C., our outside securities counsel at (212) 603-6300.

Sincerely,

xG Technology, Inc.

By:	/s/ John C. Coleman
John C. Coleman
Chief Executive Officer